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                                       Filed by New York Community Bancorp, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                               Subject Company: New York Community Bancorp, Inc.
                                                     Commission File No. 0-22278


     The following is a press release issued by New York Community Bancorp,
Inc.:


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         April 11, 2001                                     Ilene A. Angarola
                                                            First Vice President
                                                            Investor Relations
                                                            (516) 683-4420


                        NEW YORK COMMUNITY BANCORP, INC.
             TO CONDUCT FIRST QUARTER 2001 EARNINGS CONFERENCE CALL
                     2:30 P.M. EASTERN TIME, APRIL 18, 2001


Westbury, N.Y., April 11, 2001 -- New York Community Bancorp, Inc. (Nasdaq:
NYCB) today announced that Chairman, President, and Chief Executive Officer Joseph R. Ficalora will discuss highlights of the Company's first quarter 2001 earnings during a conference call scheduled for 2:30 p.m. on April 18, 2001. The Company's earnings release will be issued on the 18th at 8:00 a.m., and posted to the Company's web site, www.myNYCB.com, within 15 minutes of issuance.


During the conference call, Mr. Ficalora will also discuss the Company's earnings outlook for 2001 and its proposed merger-of-equals with Richmond County Financial Corp., which was announced on March 27, 2001.

   Date of Conference Call:                    Wednesday, April 18th
   Time of Call:                               2:30 p.m. Eastern Time
   Access Code for Dial-in and Replay:         554000
   Dial-in   (Domestic):                       1-800-238-9007
             (International):                  1-719-457-2622
   Replay:                                     April 18 (5:00 p.m.) -
                                               April 23 (5:00 p.m.)
             (Domestic):                       1-888-203-1112
             (International):                  1-719-457-0820

The conference call will also be simultaneously webcast at www.myNYCB.com, and archived through April 23, 2001.

New York Community Bancorp is the $4.7 billion holding company for New York Community Bank. The Company serves its customers through a network of 19 traditional and 67 in-store branch offices in New York City, Long Island, Westchester and Rockland counties, Connecticut, and New Jersey, and is one of the leading multi-family mortgage lenders in the United States.

New York Community Bancorp and Richmond County Financial Corp. will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.
                                  - continued -


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NEW YORK COMMUNITY BANCORP TO CONDUCT CONFERENCE CALL ON APRIL 18, 2001
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Investors will be able to obtain these documents free of charge at the SEC's web site (WWW.SEC.GOV). In addition, documents filed with the SEC by New York Community Bancorp will be available free of charge from Ilene A. Angarola, First Vice President, Investor Relations, New York Community Bancorp, 615 Merrick Avenue, Westbury, New York 11590. Documents filed with the SEC by Richmond
County Financial Corp. will be available free of charge from Thomas R. Cangemi, Executive Vice President and Chief Financial Officer, Richmond County Financial Corp., 1214 Castleton Avenue, Staten Island, New York 10310-1702.

The directors, executive officers, and certain other members of management of New York Community Bancorp and Richmond County Financial Corp. may be soliciting proxies in favor of the merger from the companies' respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available at the addresses provided in the preceding paragraph.